UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

June 11, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "D. Medical Announces Retention of Financial Advisor".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Announces Retention of Financial Advisor

Tirat Carmel, Israel – June 11, 2012 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the "Company"), announced today that it has retained Chicago-based Healthios Capital Markets, LLC, a leading advisory firm focused on the emerging growth healthcare community, as its financial advisor in connection with the Company’s previously disclosed strategic reorganization and with the goal of supporting the Company in achieving a strategic partnership.

Interested parties are invited to contact the Company's financial advisor per the contact information listed below. The Company noted that there can be no assurance that the process will result in a transaction that the Company's Board determines is in the best interests of the Company or its shareholders. Further, there is no assurance concerning the type, form, structure, nature, results, timing or terms and conditions of any such transaction, even if a transaction does result from this process. The Company may not disclose developments with respect to this process unless and until its Board of Directors has approved a specific transaction.

Financial advisor contact information:

W. Gregory Shearer
Managing Director
Healthios Capital Markets, LLC
Tel: (847) 400-5000
Email: dloucks@healthios.com

About D. Medical

D. Medical is a medical device company that holds through its subsidiaries a portfolio of products and intellectual property in the area of insulin and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's business relationship with Healthios Capital Markets, LLC, and any potential transaction that may arise in connection with such business relationship. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact: Amir Loberman Chief Financial Officer D. Medical Industries LTD T: +972-73-2507135 info@springnow.com	North American Investor Contact: Stephen Kilmer Kilmer Lucas Inc. T: 212-618-6347 stephen@kilmerlucas.com